United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2005 (US GAAP)
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (US GAAP)
REPORT OF INDEPENDENT ACCOUNTANT (US GAAP)
SUPPLEMENTAL FINANCIAL STATEMENTS (US GAAP)
SIGNATURES

Gerência Geral de Controladoria - GECOL

BOVESPA: VALE3, VALE5

NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

THE PERFORMANCE OF COMPANHIA VALE

DO RIO DOCE IN THE FIRST QUARTER OF 2005

Except where otherwise indicated, operational and financial information in this press release is based on the consolidated figures in accordance with generally accepted accounting principles in the United States (US GAAP). Except for the information on investments and market behavior, this information is based on quarterly financial statements reviewed by independent auditors. The main subsidiaries of CVRD that are consolidated are: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

DELIVERING A SOLID PERFORMANCE

www.cvrd.com.br
rio@cvrd.com.br

Departamento de Relações
com Investidores

Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

Rio de Janeiro, May 11, 2005 - Companhia Vale do Rio Doce (CVRD) has just reported its net earnings for the first quarter of 2005 (1Q05): US$698 million, US$0.61 per share. This was 72.3% higher than the 1Q04 net earnings of US$405 million, and the third highest-ever quarterly earnings in the Company’s history.

Return on equity (ROE) reached 35.4% against 31.4 in 1Q04.

Gross revenue, at US$2.328 billion, was 34.5% higher year-on-year.

Operating profit – adjusted EBIT(1) – was US$795 million, 36.4% higher than the 1Q04 adjusted EBIT of US$583 million. Operating margin was 35.9%, higher than the operational margin of 35.2% in 1Q04.

Cash generation, measured as adjusted EBITDA(2), at US$993 million, was 33.6% higher than in 1Q04.

Last-12-month adjusted EBITDA to the end of March 2005, at US$3.972 billion, was a new record, 6.7% higher than the EBITDA for 2004, US$3.722 billion.

CVRD delivered very goods results in 1Q05 in spite of adverse conditions, caused by (i) the strengthening of the Brazilian Real against the US dollar, (ii) cyclical cost pressures in labor, energy, raw materials, parts and equipment, and (iii) most importantly, the strong seasonal impact of the summer rains on mining production and the performance of the railroads. The new prices of iron ore and pellets negotiated with clients for 2005 are not reflected in the figures for 1Q05.

The Company’s capital expenditure in 1Q05 was US$570.3 million, of which US$430.7 million, or 75.5%, was investment in growth – that is to say, greenfield and brownfield projects and research & development.

The Fábrica Nova mine started operating in April – adding one more platform for value creation. In the last 12 months CVRD has started up three iron ore capacity expansion projects: Carajás 70 Mtpy, Capão Xavier and Fábrica Nova.

Leverage and debt coverage indices continue to improve. Total debt/adjusted EBITDA for the last 12 months(3) reached its lowest level of the last 10 years, 1.05x, and LTM adjusted EBITDA/interest paid(4) reached its highest level, 13.24x.

SELECTED FINANCIAL INDICATORS

US$ million
	1Q04	4Q04	1Q05%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	1,731	2,428	2,328	34.5	-4.1
Gross margin (%)	45.2	47.9	43.7
Adjusted EBIT	583	822	795	36.4	-3.3
Adjusted EBIT margin (%)	35.2	35.5	35.9
Adjusted EBITDA	743	1,001	993	33.6	-0.8
Net earnings	405	721	698	72.3	-3.2
Annualized ROE (%)	31.4	34.8	35.4
Total debt/ adjusted LTM EBITDA(x)	1.86	1.10	1.05
Capex *	358.0	685.7	570.3	59.3	-16.8
* including acquisitions

BUSINESS OUTLOOK

The world economy continues to expand. After averaging 6% per year between late 2003 and early 2004, global GDP growth slowed, in the context of a natural transition to a sustainable path.

The current expansion present some imbalances, with the US and China being the engines of the growth. The Chinese economy continues to expand more strongly than expected, in spite of the restraining measures. China’s GDP growth rate was 9.5% in 1Q05, its seventh successive quarter of expansion at a higher rate than 9%.

The economies of Europe and Japan are growing much less than previously expected. Their performance is excessively dependent on exports, which suffer the adverse effect of the strengthening of the euro and the yen, since domestic demand in the Euro Zone and Japan is growing very slowly.

The emerging economies continue to grow at higher rates than in prior recent years, although more slowly than in 2004.

Brazil accompanies the general trend of these economies, with its Central Bank responding to an increase in inflation rates by applying a contractionary monetary policy, and a fiscal policy that continues to post higher than expected primary surpluses. The increase in the current account surplus of the balance of payments, the result of vigorous growth of exports, will result in the Brazilian Real remaining strong in the coming months even while the current tightening cycle in domestic interest rates is gradually eased.

In spite of the moderation of global growth, oil prices remain high, with considerable volatility – reflecting strong demand, the uncertainties on Opec’s output plans, declines in production in the rest of the world and the low level of idle capacity.

The fundamentals of the global economy do not, however, justify pessimistic forecasts for the near future. Inflation rates continue to be contained, real interest rates are close to zero, and unless some supply shock and/or acceleration of economic growth takes place, the probability of a further sharp increase in oil prices is low.

World crude steel production was 6.5% higher year-on-year in first quarter 2005, compared to 8.8% growth in the whole of 2004. Chinese production was 23.8% higher year-on-year – accounting for 91% of worldwide expansion in this period.

We now expect to see some slowdown in the world steel production growth rate, reflecting forecasts of slower expansion of demand for finished steel products. The IISI expects consumption of these products to exceed 1 billion tons/year in 2005 for the first time in history, 3.7% higher than in 2004. In 1994-2004 apparent steel consumption, worldwide, grew at an annual average rate of 4.4%, increasing to 7.9% in the recent phase of 2001-2004.

The continuing substantial growth of China’s steel production contributed to an increase in its iron ore imports by 24% year-on-year in the first quarter, to an annualized level of 256 million tons, compared to 208 million tons in 2004. Iron ore inventories are at levels considered to be normal, and the differential between Brazil-Asia and Australia-Asia maritime freight rates, an indicator of demand, continues to break records.

China’s fixed assets investment is increasing at a rate of approximately 25%, much higher than the 16% target established by the Chinese government for 2005. Since investment in fixed assets is a good leading indicator for Chinese steel consumption, derivative demand for iron ore is expected to continue to expand significantly.

In alumina, the disequilibrium between demand and supply continues, reflected in the high spot price levels, around US$400 per ton FOB. The additional capacity programmed to come on stream does not make it possible to forecast correction of this imbalance at least until the end of 2005.

Aluminum inventories continued to decline, and are currently at eight weeks’ consumption, compared to almost 11 weeks at the beginning of 2004, and the high prices of alumina restrains expansion of output.

The increase in copper concentrate production since the second half of 2004, and the slow ramp-up of smelters’ production, is contributing to the considerable increase in prices charged (TC/RC) for transformation into metal. Refined copper stocks are at historically very low levels and, we believe, unlikely to change significantly during the year, tending to sustain copper prices.

CVRD continues to develop capacity expansion projects and seek increases in productivity, to benefit from the favorable world situation.

The Fábrica Nova iron ore mine, with nominal production capacity of 15 million tons/year, began operating in April. It is the third CVRD iron ore project to come on stream over the last twelve months.

Over time, the Company has succeeded in growing and providing good results independently of economic cycles. According to CRU, CVRD is number one metals and mining company in total shareholder return over the last ten years. To maintain this performance in the future, CVRD has developed a complete program to promote excellence in project execution, maintenance and operation.

TEOR, one of the programs in this initiative, aims to assess the operation of each of CVRD’s mines, identifying any inefficiencies and correcting them, so as to achieve marginal increases in production in each one, without incurring the cost of investments in additional capacity.

IMPORTANT RECENT EVENTS

Improving risk perception

CVRD increased its committed bank facilities, to US$750 million from US$500 million, building in lengthened maturities and lower costs.

A US$400 million line, with availability of one year for drawdown and one year for payment, was replaced by another of US$650 million, with availability for two years and payment time of two years. The cost consists of a commitment fee of 0.3%, and in the event of use of the line, Libor plus 0.75% p.a.

The Company has not used this credit line since the program began in May 2004.

The facility allows greater efficiency in cash management and increases risk perception, consistently with the strategy focus on reduction of cost of capital. There are no restrictions to the use of the facility linked to country risk.

Remuneration of shareholders and debenture holders

On April 29 CVRD paid R$ 1.11 per share to its common and preferred shareholders, the first installment of the minimum dividend for 2005, as announced on January 31. The total distributed was R$ 1.28 billion.

The remuneration to holders of CVRD’s “shareholders debentures”, R$0.019005992 per debenture, totaling R$ 7 million, was paid on April 1.

Ferrous minerals

•	Iron ore price negotiation for 2005 completed

With the agreement made on March 31 with ThyssenKrupp, Germany’s largest steelmaker, to increase the price of Carajás lumps by 79%, negotiation of prices for the principal iron ore products for 2005 was completed.

•	New contracts for supply of pellets and ferro-alloys

CVRD signed a contract to supply 2.66 million tons of direct reduction pellets for six years to Qatar Iron and Steel company (QASCO), one of the largest steel producers in the Middle East. A contract with Huttenwerke Krupp Mannesmann GmbH, a subsidiary of ThyssenKrupp, was signed for supply of 20,000 tons/year of manganese ferro-alloys, for two years. This contract follows the new trend in the commercial relationship between producers of ferro-alloys and their clients, aiming to optimize planning of output by both parties.

•	Fábrica Nova mine starts up

The Fábrica Nova iron ore mine, in the Mariana region of Minas Gerais state, in the Brazilian Southern System, began operating in April. Its production capacity is 15 million tons/year; estimated production for 2005 is 10 million tons.

•	Carajás 100 Mtpy

CVRD’s Board of Directors approved the project to increase Carajás iron ore production capacity to 100 million tons/year. This project is in the phase of detailed planning of engineering and initiating the equipment, works and services supply processes. Conclusion is scheduled for 2007.

•	Mining rights

The Company bought Mineração Estrela do Apolo, holder of mining rights on the reserves at Maquiné, in the iron ore quadrangle in Minas Gerais State, for US$9.3 million. Maquiné has resources of iron ore and bauxite.

STRONG GROWTH IN SALES VOLUME AND REVENUE

CVRD’s gross revenue in 1Q05 was US$2.328 billion, 34.5% more than in 1Q04. In spite of the seasonal effects on production and almost non-existent inventories, it was only US$100 million less than in 4Q04 – when gross revenue was a record US$2.428 billion – and was, indeed, the Company’s second highest-ever quarterly gross revenue.

1Q05 gross revenue was US$597 million higher than in 1Q04, mainly due to higher prices, which contributed with US$417 million of the increase. The remaining US$75 million is attributable to the startup of the Sossego copper mine in June 2004.

The highest proportion of the Company’s sales went to Europe (28.1%), followed by the Brazilian market (28.0%), then Asia (26.6%). Of the US$652 million total revenue from sales to the domestic market, US$102 million came from pellet feed sales to the joint ventures at Tubarão (Nibrasco, Itabrasco, Hispanobras and Kobrasco), which after transformation into pellets are shipped to export markets. After the Brazilian market, China is the main destination of the Company’s sales, providing 12.0% of total revenue in 1Q05.

•	Ferrous minerals

Revenue from sales of ferrous minerals products – iron ore, pellets, manganese and ferro-alloys – in 1Q05 was US$1.604 billion, 34.5% more than the revenue of US$1.192 billion generated from the same products in 1Q04 – but slightly (2.6%) lower than in 4Q04 (US$1.647 billion).

Iron ore shipments resulted in revenue of US$1.088 billion, pellets US$321 million, operational services for the pelletization plants of Tubarão US$20 million, manganese ores US$20 million and ferro-alloys US$142 million.

The figures for revenue from shipments of iron ore and pellets do not reflect the new prices agreed for 2005.

In spite of the heavy rains that affected the iron ore production of Carajás, iron ore and pellet shipments in 1Q05, at 59.796 million tons, were 12.9% higher than in the first quarter of 2004 – and 3.3% lower than the record quarterly output achieved in 4Q04.

Shipments summed 52.483 million tons of iron ore and 7.313 million tons of pellets. Pellets increased as a percentage of total volume sold, to 12.2% from 11.6% in 1Q04 and 11.4% in 4Q4 – contributing to the increase in total revenue.

During the quarter, CVRD acquired 4.356 million tons of iron ore from other mining companies located in the Iron Ore Quadrangle in Brazil’s State of Minas Gerais, to complement its production and meet commitments under contracts with clients. These purchases totaled 15.9 million tons in 2004, from which 3.3 million tons were acquired in 1Q04.

Average sale prices in 1Q05 were US$20.73 per ton for iron ore, and US$43.89 per ton for pellets.

Of CVRD’s total volume of iron ore and pellets sold in 1Q05, 10.857 million tons, or 18.2% of the total, was sold to China, 9.7% to Germany, 9.5% to Japan, 4.1% to France and 4.1% to South Korea.

Sales to steel makers and pig iron producers in Brazil totaled 8.820 million tons, 14.8% of total volume, and sales to the Tubarão joint ventures totaled 9.0%, 5.390 million tons.

Sales of manganese ore reached 198,000 tons, 21.5% more than in 1Q04, though 38.7% lower than in 4Q04. The output of the Azul and Urucum mines was prejudiced by the seasonal rains in the first quarter, resulting in the reduction in volume – while global demand continued to be very high.

Ferro-alloy sales volume totaled 132,000 tons, 6.5% more than in the previous quarter, but 33.7% lower than in 1Q04 – in that quarter, ferro-alloy shipments were a record 199,000 tons, due to a combination of full-capacity operation of the Mo I Rana plant in Norway, and use of inventories.

After the substantial increase during 2004, ferro-alloy prices fell back significantly this year. The higher prices brought high-cost plants back into production, resulting in a strong increase in supply. The average price of CVRD’s shipments in 1Q05 was US$1,076 per ton, against US$573 in 1Q04 and US$1,347 in 4Q04.

•	Aluminum

The products in the aluminum chain – bauxite, alumina and primary aluminum – generated revenue of US$346 million, 14.9% of CVRD’s total revenue in the quarter, 23.6% more than in 1Q04, and 2.3% less than in 4Q04.

The Company sold 478,000 tons of alumina in the quarter, similar to the 1Q04 volume of 482,000 tons, and 3.5% more than in 4Q04. We do not expect significant changes in volume shipped over the forthcoming quarters until stages 4 and 5 of the Alunorte refinery come into operation. This is expected to happen in the second half of 2006, increasing production capacity by 1.8 million tons/year.

CVRD’s average sale price of alumina in 1Q05 was US$285 per ton, vs. US$218 in 1Q04 and US$305 in 4Q04. The reduction reflects lower volume of spot sales, since market prices of alumina did not change significantly.

Volume sold of primary aluminum was 109,000 tons, in line with the 113,000 tons sold in 4Q04, and 12.4% higher than in 1Q04. The average sale price was

US$1,835 per ton, reflecting the record levels on the LME, compared with US$1,608 in 1Q04 and US$1,726 in 4Q04.

•	Copper

In this quarter, the output of the Sossego copper mine was negatively affected by the rainy season and by operational problems with mining equipment. In spite of the increase in average price – from US$770 per ton of concentrate in 4Q04 to US$882 in 1Q05 – revenue, at US$75 million, was lower than the US$107 million generated in the previous quarter.

In 1Q05 CVRD sold 85,000 tons of copper concentrate vs. 139,000 tons in 4Q04.

•	Industrial minerals

Sales of potash contributed US$30 million to CVRD’s revenue in 1Q05, 30.4% more than in 1Q04, and 14.3% less than in 4Q04. Volume shipped was 138,000 tons, equal to 1Q04, but 16.4% less than in 4Q04. The seasonal pattern in agricultural production is transmitted to sales of potash, which tend to increase in the second half of the year.

CVRD’s average selling price of potash in 1Q05 was US$217 per ton, 30.0% more than in 1Q04 and 2.4% more than in 4Q04.

Kaolin sales revenue was US$39 million, equal to 1Q04, and 13.3% less than in 4Q04. Volume sold was 280,000 tons, vs. 285,000 in 1Q04 and 311,000 in 4Q04. Due to new contracts, kaolin sales are expected to show an increase from 2Q05 onwards.

•	Logistics services

CVRD’s logistics services provided revenue of US$232 million in 1Q05, 21.5% more than in 1Q04 (US$191 million), and slightly lower than the 4Q04 sales revenue of US$234 million. Logistics services provided 10.0% of the Company’s revenue in the quarter.

Third party general cargo transported by the Carajás Railroad (EFC), the Vitória-Minas Railroad (EFVM) and the Centro-Atlântica Railroad (FCA) contributed with revenue of US$159 million, and revenue from port services was US$47 million. Coastal shipping and port support services provided a further US$26 million.

CVRD’s railroads transported 5.679 billion ntk of general cargo for clients, 8.6% less than in 1Q04, and 16.3% less than in 4Q04. The strong rains in the Southeast Region caused landslides which restricted movement of general cargo on the EFVM, CVRD’s principal railroad. The main cargos handled were steel industry inputs and products, 49.7% of the total, agricultural products, 26.2%, and fuels, 10.5%.

The Company’s ports and maritime terminals handled 6.355 million tons of general cargo for clients, compared with 6.396 million tons in 1Q04 and 7.097 million tons in 4Q04.

VOLUME SOLD: IRON ORE AND PELLETS

Thousands of tons
	1Q04%		4Q04%		1Q05%
Iron ore	46,825	88.4	54,748	88.6	52,483	87.8
Pellets	6,125	11.6	7,076	11.4	7,313	12.2
Total	52,950	100.0	61,824	100.0	59,796	100.0

VOLUME SOLD: MINERALS AND METALS

Thousands of tons
	1Q04	4Q04	1Q05
Manganese ore	163	323	198
Ferroalloys	199	124	132
Alumina	482	462	478
Primary aluminum	97	113	109
Bauxite	545	514	361
Potash	138	165	138
Kaolin	285	311	280
Copper concentrates	0	139	85

IRON ORE AND PELLET SALES BY DESTINATION

Thousands of tons
	1Q04%		4Q04%		1Q05%
European Union	15,288	28.9%	18,356	29.7%	17,403	29.1%
Germany	5,087	9.6%	7,022	11.4%	5,816	9.7%
France	2,616	4.9%	2,806	4.5%	2,424	4.1%
Belgium	1,669	3.2%	2,021	3.3%	1,907	3.2%
Italy	2,165	4.1%	2,091	3.4%	1,920	3.2%
Other	3,751	7.1%	4,416	7.1%	5,336	8.9%
China	8,632	16.3%	12,673	20.5%	10,857	18.2%
Japan	5,698	10.8%	2,515	4.1%	5,693	9.5%
South Korea	2,501	4.7%	2,477	4.0%	2,455	4.1%
Middle East	1,866	3.5%	2,155	3.5%	1,314	2.2%
USA	995	1.9%	1,384	2.2%	1,276	2.1%
Brazil	13,140	24.8%	14,370	23.2%	14,210	23.8%
Steel and pig iron producers	8,281	15.6%	9,232	14.9%	8,820	14.8%
Pelletizing joint ventures	4,859	9.2%	5,138	8.3%	5,390	9.0%
RoW	4,830	9.1%	7,894	12.8%	6,588	11.0%
Total	52,950	100.0%	61,824	100.0%	59,796	100.0%

LOGISTICS SERVICES – GENERAL CARGO

	1Q04	4Q04	1Q05
Railroads (million ntk)	6,215	6,783	5,679
Ports (thousand tons)	6,396	7,097	6,355

AVERAGE PRICES REALIZED

US$ / ton
	1Q04	4Q04	1Q05
Iron ore	17.64	20.69	20.73
Pellets	36.41	40.56	43.89
Manganese ore	55.21	111.46	101.01
Ferroalloys	572.86	1,346.77	1,075.76
Alumina	217.84	305.19	284.52
Pimary aluminum	1,608.25	1,725.66	1,834.86
Bauxite	27.52	25.29	27.70
Potash	166.67	212.12	217.39
Kaolin	136.84	144.69	139.29
Copper concentrates	—	769.78	882.35

GROSS REVENUE BY PRODUCT

US$ million
	1Q04%		4Q04%		1Q05%
Ferrous minerals	1,193	68.9	1,647	67.8	1,604	68.9
Iron ore	826	47.7	1,133	46.7	1,088	46.7
Pellet plant operation services	12	0.7	14	0.6	20	0.9
Pellets	223	12.9	287	11.8	321	13.8
Manganese ore	9	0.5	36	1.5	20	0.9
Ferroalloys	114	6.6	167	6.9	142	6.1
Others	8	0.5	10	0.4	13	0.6
Non ferrous minerals	62	3.6	187	7.7	144	6.2
Potash	23	1.3	35	1.4	30	1.3
Kaolin	39	2.3	45	1.9	39	1.7
Copper concentrates	0		107	4.4	75	3.2
Aluminum products	280	16.2	354	14.6	346	14.9
Primary aluminum	156	9.0	195	8.0	200	8.6
Alumina	105	6.1	141	5.8	136	5.8
Bauxite	15	0.9	13	0.5	10	0.4
Others	4	0.2	5	0.2	0
Logistics services	191	11.0	234	9.6	232	10.0
Railroads	133	7.7	162	6.7	159	6.8
Ports	38	2.2	47	1.9	47	2.0
Shipping	20	1.2	25	1.0	26	1.1
Others	6	0.3	6	0.2	2	0.1
Total	1,731	100.0	2,428	100.0	2,328	100.0

GROSS REVENUE BY DESTINATION

US$ million
	1Q04%		4Q04%		1Q05%
Europe	522	30.2	625	25.7	653	28.1
Brazil	488	28.2	678	27.9	652	28.0
China	171	9.9	345	14.2	279	12.0
Japan	171	9.9	220	9.1	216	9.3
Emerging Asia (exChina)	97	5.6	134	5.5	125	5.3
USA	79	4.6	134	5.5	98	4.2
Rest of the world	203	11.7	292	12.0	305	13.1
Total	1,731	100.0	2,428	100.0	2,328	100.0

AN ABOVE AVERAGE OPERATING MARGIN

CVRD’s operating margin, measured as adjusted EBIT, was US$795 million, 36.4% more than the first quarter of 2004, and 3.3% lower than in 4Q04. Adjusted EBIT margin was 35.9%, greater than in 1Q04 (35.2%) and in 4Q04 (35.5%).

Adjusted EBIT was US$212 million higher than in 1Q04, on net revenue US$557 million higher, partially offset by an increase of US$339 million in cost of goods sold (COGS).

In general terms, the increase in COGS was due to higher prices determined by the current economic cycle, the weakening of the US dollar vis-à-vis the Brazilian real, the start-up of the Sossego copper mine in mid-2004 and of course by the expansion in production.

The specific sources of the higher 1Q05 COGS relatively to 1Q04 were the growth in expenses with: (a) materials, US$107 million; (b) outsourced services, US$96 million; (c) energy, US$66 million; and (d) depreciation, US$27 million.

Higher prices of parts and components contributed to the increase of costs of materials. Energy costs were impacted by a 31% rise in fuel prices, and various increases in electricity rates. The increase in expenditure on contracted services is mainly due to price increases already scheduled in existing contracts, while the increased depreciation expense reflects the larger Company’s assets.

Demurrage expenses totaled US$21 million. Annualized, this is almost exactly the same figure as for the whole of 2004, US$83 million, indicating the demand pressure on the logistics infrastructure. Simultaneously with the investments in expansion of loading capacity at the Ports of Ponta da Madeira, Tubarão and Sepetiba, CVRD is making efforts to optimize interaction between production, rail transport and shipment timing, to reduce waiting time suffered by ships in ports.

With the objective of improving the Company’s COGS analysis, we performed reclassifications among 2004 COGS components. There was no change in the total quarterly COGS figure and/or in the total figure of the year. The lines that were changed were “Material”, “Acquisition of iron ore and pellets” and “Acquisition of other products”. The following table indicates the changes, showing the previous and new figures.

CHANGES IN COGS COMPOSITION

US$ million
	1Q04		2Q04		3Q04		4Q04		2004
	previous	new	previous	new	previous	new	previous	new	previous	new
Material	103	124	149	149	173	188	191	203	616	664
Acquisition of iron ore and pellets	102	110	116	116	123	123	125	125	466	474
Acquisition of other products	116	87	83	83	102	87	110	98	411	355
CPV Total	908	908	912	912	1,053	1,053	1,208	1,208	4,081	4,081

COST OF GOODS SOLD – BREAKDOWN

US$ million
	1Q04%		4Q04%		1Q05%
Personnel	88	9.7	108	8.9	98	7.9
Material	124	13.7	203	16.8	231	18.5
Fuels	97	10.7	128	10.6	130	10.4
Electric energy	64	7.0	116	9.6	97	7.8
Outsourced services	194	21.4	217	18.0	290	23.3
Acquisition of iron ore and pellets	110	12.1	125	10.3	115	9.2
Acquisition of other products	87	9.6	98	8.1	87	7.0
Depreciation and exhaustion	95	10.5	100	8.3	122	9.8
Others	49	5.4	113	9.4	77	6.2
Total	908	100.0	1,208	100.0	1,247	100.0

Negative factors in 1Q05 adjusted EBIT – compared to 1Q04 – were: (a) SG&A expenses US$12 million higher, basically due to the annual increase in salaries in July 2004, and increased commissions on sales – resulting from increased sales volume; and (b) an increase of US$11 million in research and development expenditure, reflecting intensified exploration activities.

The adjusted EBIT margin of the ferrous minerals division was 38.8%, 190 basis points (bp) higher than the 36.9% adjusted EBIT margin of 1Q04.

The adjusted EBIT margin of the aluminum business was 38.9%, compared to 40.0% in 1Q04. The increase in the cost of electricity for production of primary aluminum, caused by the terms of the new long-term contract that came into effect in May 2004, was the main reason for the reduction.

Adjusted EBIT margin of the logistics services was 22.2%, 250 bp less than the 24.7% margin achieved in 1Q04 – reflecting the increase in fuel prices, higher expenditure on maintenance and parts in FCA, and reduction in the volumes of general cargo handled by the railroads and the ports.

ADJUSTED EBIT MARGIN BY BUSINESS AREA

	1Q04	4Q04	1Q05
Ferrous minerals	36.9%	40.5%	38.8%
Non ferrous minerals	36.8%	46.2%	30.9%
Aluminum	40.0%	35.3%	38.6%
Logistics	24.7%	8.2%	22.2%
Total	35.2%	35.5%	35.9%

TWELVE CONSECUTIVE QUARTERS OF ADJUSTED EBITDA GROWTH

In the last twelve months to March 2005, cash flow as measured by adjusted EBITDA was US$3.972 billion. First quarter 2005 is the twelfth consecutive quarter of growth in CVRD’s LTM adjusted EBITDA. This figure was 63.4% higher than 1Q04.

1Q05 adjusted EBITDA, at US$993 million, was 33.6% higher than in 1Q04 – and slightly (0.8%) lower than in 4Q04.

The US$250 million increase in cash flow from 1Q04 to 1Q05 reflects the US$212 million increase in adjusted EBIT, depreciation US$30 million higher, and US$8 million of dividends received.

In 1Q05 CVRD received dividends from affiliated companies and joint ventures totaling US$69 million, of which US$28 million came from MRN, US$20 million from CSI, US$20 million from Samarco and US$1 million from Hispanobras.

The breakdown of cash flow by business area in 1Q05 was: ferrous minerals 67.9%, aluminum 17.0%, logistics 9.1% and non-ferrous ores 4.0%.

QUARTERLY ADJUSTED EBITDA

US$ million
	1Q04	4Q04	1Q05
Net operating revenues	1,656	2,317	2,213
COGS	(908)	(1,208)	(1,247)
SG&A	(101)	(133)	(113)
Research and development	(23)	(67)	(34)
Other operational expenses	(41)	(87)	(24)
Adjusted EBIT	583	822	795

Depreciation	99	119	129
Dividends received from affiliates and JVs	61	60	69

Adjusted EBITDA	743	1,001	993

ADJUSTED EBITDA BY BUSINESS AREA

US million
	1Q04%		4Q04%		1Q05%
Ferrous minerals	506	68.1	720	71.9	674	67.9
Non ferrous minerals	8	1.1	59	5.9	40	4.0
Logistics	75	10.1	67	6.7	90	9.1
Aluminum	141	19.0	149	14.9	169	17.0
Others	13	1.7	6	0.6	20	2.0
Total	743	100.0	1,001	100.0	993	100.0

EXCELLENT EARNINGS PERFORMANCE: LARGE SIZE AND HIGH QUALITY

CVRD earned a net profit of US$698 million in 1Q05, 72.3% more than in 1Q04. Adjusting 4Q04 earnings for gains in asset sales, 1Q05 shows a 10.6% qoq increase.

Earnings performance in 1Q05 has a very high quality since it was not influenced by gains with asset sales and/or the impact of monetary variations – the BRL/USD exchange stayed at approximately the same level between Dec 31, 2004 and March 3, 2005.

The higher result reflected better operational performance resulting from growth in practically all the Company’s business areas.

Net financial revenues, US$107 million higher than in 1Q04, also contributed to the improvement. Financial revenues increased by US$17 million; financial expenses were US$50 million lower; and monetary variations were US$40 million lower. The lower financial expenses reflected an improved result from hedge transactions – a gain of US$5 million, compared to a loss of US$59 million in 1Q04.

Equity income from subsidiaries was US$133 million, 54.6% (US$47 million) higher than in 1Q04. The non-consolidated ferrous minerals companies contributed US$52 million, and US$34 million of this total came from Samarco.

Equity income from the steel sector was US$53 million, US$19 million more than in 1Q04, in spite of the sale of CST. In the aluminum chain, MRN provided US$15 million, and Valesul US$3 million.

The good financial result and equity income more than compensated the US$48 million increase in provisions for income tax and Social Contribution, arising from higher taxable profit.

EQUITY INCOME

US$ million
	1Q04	4Q04	1Q05
Iron Ore and Pellets	33	55	52
Aluminum, Alumina and Bauxite	14	19	18
Logistics	6	11	10
Steel	34	95	53
Others	(1)	(1)	—
Total	86	179	133

DEBT INDICATORS CONTINUE TO IMPROVE

CVRD’s total debt at March 31, 2005 was US$4.182 billion, US$94 million more than at December 31, 2004 (US$4.088 billion). Net debt(5) at the end of March 2005 was US$3.060 billion, vs. US$2.839 billion at the end of December 2004.

LTM gross debt/adjusted EBITDA increased from 1.10 on December 31, 2004 to 1.05 on March 31, 2005. The ratio of gross debt to enterprise value (6) was stable, with a change from 11.8% to 11.1%. Interest coverage as measured by LTM adjusted EBITDA/interest paid increased, from 12.41 at the end of 2004 to 13.24 on March 31, 2005. The changes in these indicators show the Company’s powerful cash flow and the strategic focus on preserving a healthy balance sheet.

FINANCIAL EXPENSES

US$ million
	1Q04	4Q04	1Q05
Financial expenses:
Debt with third parties	(56)	(63)	(48)
Debt with related parties	(2)	—	(2)
Total debt-related financial expenses	(58)	(63)	(50)

	1Q04	4Q04	1Q05
Gross interest on:
Tax and labour contingencies	(6)	(11)	(11)
Tax on financial transactions (CPMF)	(4)	(11)	(9)
Derivatives	(59)	(67)	5
Others	(15)	(106)	(27)
Total gross interest	(84)	(195)	(42)

Total	(142)	(258)	(92)

DEBT INDICATORS

US$ million
	1Q04	4Q04	1Q05
Gross debt	4,526	4,088	4,182
Net debt	3,443	2,839	3,060
Gross debt / adjusted LTM EBITDA (x)	1.86	1.10	1.05
Adjusted LTM EBITDA / LTM interest expenses (x)	11.69	12.41	13.24
Gross debt / EV (x)	0.19	0.12	0.11

Enterprise Value = market capitalization + net debt

CAPEX: FÁBRICA NOVA, A NEW VALUE CREATION PLATFORM

CVRD’s capital expenditure in 1Q05 totaled US$570.3 million, of which US$430.7 million was spent on organic growth — projects and R&D, and US$139.6 million on “stay-in-business Capex” – maintenance of existing operations1.

Expenditure on R&D was US$28.2 million. Ore exploration was concentrated on looking for deposits of copper, nickel, gold, bauxite and manganese.

The feasibility study for the Vermelho project – to be CVRD’s first nickel mine – was completed. A feasibility study for development of the Moatize coal deposit in Mozambique was started at the beginning of 2005 and is expected to be completed in June 2006.

The Fábrica Nova mine, which is part of the CVRD Southern System, started to operate in April, and its 2005 output is expected to reach 10 million tons. Fabrica Nova has a nominal capacity of 15 million tons per year. It is the third Company’s iron ore project to come on stream over the last twelve months.

Total capex with the development of Fabrica Nova is US$ 106 million. It will add approximately 15% to the Southern System total production capacity of iron ore. In 2004, the Southern System mines produced 98.8 million tons of iron ore.

•	Main projects in progress

Area	Project	Realized	Budgeted		Status
		US million
		1Q05	2005	Total

Ferrous minerals	Expansion of the Carajás iron ore mines to 85 Mtpa – Northern System	41	140	296	This project will increase CVRD’s production capacity by 15 million tons/year, and is scheduled for completion in 2006. Works on the plant and port are in progress. Conclusion of works on the second phase of Pier III of the Ponta da Madeira Port terminal – an additional ship loading facility – is planned for July 2005, for total investment of US$70 million.

	Brucutu iron ore mine – Southern System	24	205	448	We expect Brucutu to produce 6.5 million tons this year. Phase I should be completed in 2006, bringing nominal production capacity to 15 million tons/year. Phase II is scheduled for completion in 2007, bringing production capacity to 24 million tons/year. Works on Phase I are 55% completed.

	Fábrica Nova iron ore mine – Southern System	7	37	106	Started operating in April. Reallocation of the Samarco ore pipeline is currently in progress – this will increase the workable area. Project conclusion scheduled for the end of this year.

	Expansion of the Itabira iron ore mines – Southern System	3	16	75	Modernization of operations and expansion of production capacity of the Itabira mines to 46 million tons/year. Conclusion and startup planned for 2006. Surface removal has been completed. Work on processing facilities scheduled to start 2Q05.

	Fazendão iron ore mine – Southern System	—	52	100	Project to produce 14 million of ROM iron ore/year. Works planned to start in second half 2005, with completion and startup in 2006.

	Fábrica iron ore mine – Southern System	—	38	144	Project to expand production capacity at the Fábrica mine by 5 million tons, from 12 million to 17 million tons/year. Startup planned for 2007.

[1]	Capex data is based on effective financial disbursements.

Area	Project	Realized	Budgeted		Status
		US million
		1Q05	2005	Total

	Timbopeba iron ore mine	—	25	25	Extension of the useful life of this mine to 2008, with estimated annual production of 2.7 million tons. US$7.8 million will be invested in development, purchase of small-scale equipment and new access to the rock face. US$17.6 million will be invested in acquisition of rolling stock for the EFVM railroad.

	Tubarão Port expansion – Southern System	5	22	65	Project to expand the conveyor belt systems and loading machinery, and building of new stockyard. Half the works have been completed. Conclusion planned for 2006.

	São Luis pelletizing plant – expansion	3	18	18	Expansion of the plant capacity to 7 million tons/year, with startup planned for second half 2005.

Coal	Anthracite	—	86	86	Agreement to acquire 25% stake in the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel. In 2005 the mine will produce 1.7 million tons of high quality anthracite.

	Coking coal	—	16	26	Acquisition, in association with the Chinese coal producer Yankuang, of 25% of Shandong Yankuang International Coking Ltd, for production of coking coal. Production capacity is estimated at 2 million tons/year of coke and 200,000 tons/year of methanol. The coke plant is being assembled, and startup is timetabled for 2006.

Non-ferrous minerals	Expansion of the Taquari-Vassouras potash mine	3	9	78	Project to expand nominal potash production capacity from 600,000 to 850,000 tons/year. Approximately 90% of works completed. Operation scheduled to start in second half 2005.

	118 copper mine	—	32	218	Project to produce 36,000 tons of copper cathode. Planning at assessment phase.

	Vermelho nickel mine	—	34	875	Project to produce 45,000 tons of nickel cathode and 2,000 tons of cobalt per year. Planning at assessment stage.

Aluminum	Modules 4 and 5 of Alunorte – alumina	83	306	583	The project for construction of modules 4 and 5 will increase the refinery’s production capacity to 4.2 million tons of alumina per year. Conclusion scheduled for 2006. Approximately 70% of works completed.

	Paragominas I bauxite mine	14	154	352	We expect this mine to start producing 4.5 million of bauxite/year at the end of 2006. The tubes for the 244 km pipeline to transport bauxite from Paragominas to the alumina refinery in Barcarena, in the State of Pará, have been purchased, and production startup is programmed for June 2005. Approximately 20% of works have been completed.

Logistics	Acquisition of locomotives and wagons for the EFVM/EFC/FCA railroads	86	559	559	1,067 wagons and 26 locomotives were bought in the first quarter of 2005.

Electric energy	Aimorés hydroelectric power plant	5	12	144	This plant, on the Rio Doce River in the Brazilian state of Minas Gerais, will have generating capacity of 330MW with startup scheduled for 3Q05. By the end of 1Q05, 95% of the works had been completed. CVRD’s share in the project is 51.0%.

	Capim Branco I and II hydroelectric plants	16	73	181	Both plants are located on the Araguari River in Brazil’s State of Minas Gerais. They will have generation capacity of 240MW and 210MW respectively. Startup of the projects is scheduled for 2006. 57% of the works on Capim Branco I have been concluded, and 31% for Capim Branco II. CVRD’s stake in these project is 48.4%.

CAPEX BY BUSINESS AREA

US$ million
	Realized 1Q05		Budgeted 2005
Ferrous minerals	200	35.1%	1,266	38.0%
Non-ferrous minerals	36	6.3%	303	9.1%
Logistics	154	27.0%	760	22.8%
Aluminum	127	22.3%	537	16.1%
Coal	3	0.5%	136	4.1%
Electric energy	24	4.2%	109	3.3%
Other	26	4.6%	221	6.6%
Total	570	100.0%	3,332	100.0%

SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED COMPANIES

These are available in the quarterly financial statements of CVRD, on the Company’s website www.cvrd.com.br, in the sub-section Investor Relations.

CONFERENCE CALL/WEBCAST

A conference call and webcast will be held on Friday, May 13, at 10 a.m. Rio de Janeiro time, 9 am US Eastern Standard Time and 1 pm United Kingdom time. Instructions for participation are on the CVRD website www.cvrd.com.br, under Investor Relations. A recording of the conference call and webcast will be available on CVRD’s website for 90 days after May 13, 2005.

FINANCIAL STATEMENTS

US$ million
	1Q04	4Q04	1Q05
Gross operating revenues	1,731	2,428	2,328
Taxes	(75)	(111)	(115)
Net operating revenue	1,656	2,317	2,213
Cost of goods sold	(908)	(1,208)	(1,247)
Gross profit	748	1,109	966
Gross margin (%)	45.2	47.9	43.7
Selling, general and administrative expenses	(101)	(133)	(113)
Research and development expenses	(23)	(67)	(34)
Employee profitsharing	(13)	(22)	(17)
Others	(28)	(65)	(7)
Operating profit	583	822	795
Financial revenues	12	41	29
Financial expenses	(142)	(258)	(92)
Monetary variation	(42)	275	(2)
Gains on sale of affiliates	—	90	—
Tax and social contribution (Current)	(97)	(10)	(160)
Tax and social contribution (Deferred)	32	(386)	47
Equity income and provision for losses	86	179	133
Minority shareholding participation	(27)	(32)	(52)
Net earnings	405	721	698
Earnings per share (US$)	0.35	0.63	0.61

BALANCE SHEET

US$ million
	03/31/04	12/31/04	03/31/05
Assets
Current	3,117	3,890	3,923
Longterm	1,574	1,603	1,688
Fixed	7,971	10,222	10,763
Total	12,662	15,715	16,374
Liabilities
Current	2,301	2,455	2,391
Long term	5,262	5,869	5,895
Shareholders’ equity	5,099	7,391	8,088
Paidup capital	3,367	3,707	3,707
Reserves	1,732	3,684	4,381
Total	12,662	15,715	16,374

CASH FLOW STATEMENT

US$ million
	1Q04	4Q04	1Q05
Cash flows from operating activities:
Net income	405	721	698
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	99	119	129
Dividends received	61	60	69
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(86)	(179)	(133)
Deferred income taxes	(32)	386	(47)
Provisions for contingencies	16	42	(3)
Impairment of property, plant and equipment	—	4	4
Gain on sale of investment	—	(90)	—
Foreign exchange and monetary losses	45	(106)	27
Net unrealized derivative losses	54	66	(5)
Minority interest	27	32	52
Juros pagáveis, líquidos	0	38	(2)
Others	(48)	(70)	(17)
Decrease (increase) in assets:
Accounts receivable	(23)	57	(92)
Inventories	(15)	(95)	(20)
Others	(25)	(76)	(74)
Increase (decrease) in liabilities:
Suppliers	(25)	288	45
Payroll and related charges	(3)	22	(35)
Income Tax	0	(22)	(79)
Others	147	(126)	(86)
Net cash provided by operating activities	597	1,071	431
Cash flows from investing activities:
Loans and advances receivable	56	(14)	4
Guarantees and deposits	(24)	(21)	(17)
Additions to investments	(9)	(15)	(1)
Additions to property, plant and equipment	(381)	(877)	(661)
Proceeds from disposals of investment	—	164	—
Proceeds from disposals of property, plant and equipment	—	7	2
Net cash used to acquire subsidiaries	—	—	—
Net cash used in investing activities	(358)	(756)	(673)
Cash flows from financing activities:
Short term debt, net issuances (repayments)	44	(100)	21
Loans	(3)	(18)	(13)
Long term debt	665	116	239
Repayments of long term debt	(470)	(390)	(156)
Interest attributed to stockholders	—	(518)	—
Net cash used in financing activities	236	(910)	91
Increase (decrease) in cash and cash equivalents	475	(595)	(151)
Effect of exchange rate changes on cash and cash equivalents	(3)	(95)	24
Initial cash in new consolidated subsidiaries	26	0	—
Cash and cash equivalents, beginning of period	585	1,939	1,249
Cash and cash equivalents, end of period	1,083	1,249	1,122
Cash paid during the period for:
Interest on short term debt	(2)	(3)	0
Interest on long term debt	(80)	(82)	(82)
Income tax	—	(108)	(79)
Noncash transactions
Conversion of loans receivable to investments	—	(67)	0
Interest capitalized	(5)	(9)	(15)
Income tax paid with credits		0	(27)

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1) Adjusted EBIT

US$ million
	1Q04	4Q04	1Q05
Net operating revenues	1,656	2,317	2,213
COGS	(908)	(1,208)	(1,247)
SG&A	(101)	(133)	(113)
Research & development	(23)	(67)	(34)
Other operating expenses	(41)	(87)	(24)
Adjusted EBIT	583	822	795

(2) Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

US$ million
	1Q04	4Q04	1Q05
Operating cash flow	597	1,071	431
Income tax	97	10	160
Monetary and foreign exchange losses	(3)	(169)	(25)
Financial expenses	144	179	65
Net working capital	(56)	(48)	341
Others	(36)	(42)	21
Adjusted EBITDA	743	1,001	993

(3) Gross debt / last 12 months adjusted EBITDA

	1Q04	4Q04	1Q05
Total debt / adjusted LTM EBITDA (x)	1.86	1.10	1.05
Total debt / LTM operating cash flow (x)	2.26	1.18	1.27

(4) Adjusted LTM EBITDA / LTM interest expenses

	1Q04	4Q04	1Q05
Adjusted LTM EBITDA / LTM interest expenses (x)	11.69	12.41	13.24
LTM operating income / LTM interest expenses (x)	8.96	10.41	11.12

(5) Net debt

RECONCILIATION BETWEEN GROSS DEBT VS, NET DEBT

US$ million
	1Q04	4Q04	1Q05
Gross debt	4,526	4,088	4,182
Cash and cash equivalents	1,083	1,249	1,122
Net debt	3,443	2,839	3,060

(6) Total debt / enterprise value

	1Q04	4Q04	1Q05
Total debt / EV (x)	0.19	0.12	0.11
Total debt / total assets (x)	0.36	0.26	0.25

Entreprise value = net debt + market capitalization

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F.”

COMPANHIA VALE DO RIO DOCE

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2005, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004, respectively. This interim financial information is the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2004, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 21, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
May 6, 2005

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March	December
	31, 2005	31, 2004
	(unaudited)
Assets

Current assets

Cash and cash equivalents	1,122	1,249
Accounts receivable
Related parties	143	124
Unrelated parties	970	905
Loans and advances to related parties	24	56
Inventories	867	849
Deferred income tax	231	203
Recoverable taxes	272	285
Others	294	219

	3,923	3,890

Property, plant and equipment, net	9,541	9,063

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,222	1,159

Other assets
Goodwill on acquisition of subsidiaries	485	486
Loans and advances
Related parties	57	55
Unrelated parties	55	56
Prepaid pension cost	193	170
Deferred income tax	87	70
Judicial deposits	546	531
Unrealized gain on derivative instruments	3	4
Others	262	231

	1,688	1,603

TOTAL	16,374	15,715

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	March	December
	31, 2005	31, 2004
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	732	689
Payroll and related charges	105	141
Interest attributed to stockholders	—	11
Current portion of long-term debt — unrelated parties	711	730
Short-term debt	118	74
Loans from related parties	51	52
Provision for taxes	352	433
Others	322	325

	2,391	2,455

Long-term liabilities
Employees post-retirement benefits	217	215
Long-term debt — unrelated parties	3,290	3,214
Loans from related parties	12	18
Provisions for contingencies (Note 9)	927	914
Unrealized loss on derivative instruments	206	236
Others	470	484

	5,122	5,081

Minority interests	773	788

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739	1,176	1,176
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	2,121	2,121
Treasury stock - 11,815 (2004 - 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(3,775)	(3,774)
Appropriated retained earnings	4,126	4,143
Unappropriated retained earnings	4,030	3,315

	8,088	7,391

TOTAL	16,374	15,715

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three months ended
	March	March	December
	31, 2005	31, 2004	31, 2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	1,748	1,254	1,834

Revenues from logistic services	232	191	234
Aluminum products	346	280	354
Other products and services	2	6	6

	2,328	1,731	2,428

Value-added tax	(115)	(75)	(111)

Net operating revenues	2,213	1,656	2,317

Operating costs and expenses
Cost of ores and metals sold	(912)	(643)	(840)
Cost of logistic services	(143)	(115)	(155)
Cost of aluminum products	(191)	(147)	(210)
Others	(1)	(3)	(3)

	(1,247)	(908)	(1,208)
Selling, general and administrative expenses	(113)	(101)	(133)
Research and development	(34)	(23)	(67)
Employee profit sharing plan	(17)	(13)	(22)
Others	(7)	(28)	(65)

	(1,418)	(1,073)	(1,495)

Operating income	795	583	822

Non-operating income (expenses)
Financial income	29	12	41
Financial expenses	(92)	(142)	(258)
Foreign exchange and monetary gains (losses), net	(2)	(42)	275
Gain on sale of investments	—	—	90

	(65)	(172)	148

Income before income taxes, equity results and minority interests	730	411	970

Income taxes
Current	(160)	(97)	(10)
Deferred	47	32	(386)

	(113)	(65)	(396)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	133	86	179
Minority interests	(52)	(27)	(32)

Net income	698	405	721

Income available to preferred stockholders	252	146	260
Income available to common stockholders	446	259	461

Basic and diluted earnings per Preferred Class A Share	0.61	0.35	0.63

Basic and diluted earnings per Common Share	0.61	0.35	0.63

Weighted average number of shares outstanding (thousands of shares)
Preferred Class A shares	415,716	415,713	415,716
Common shares	735,804	735,804	735,804

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three months ended
	March	March	December
	31, 2005	31, 2004	31, 2004
Cash flows from operating activities:
Net income	698	405	721
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	129	99	119
Dividends received	69	61	60
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(133)	(86)	(179)
Deferred income taxes	(47)	(32)	386
Provisions for other contingencies	(3)	16	42
Impairment of property, plant and equipment	4	—	4
Gain on sale of investments	—	—	(90)
Foreign exchange and monetary losses (gains)	27	45	(106)
Net unrealized derivative losses (gains)	(5)	54	66
Minority interests	52	27	32
Interest payable, net	(2)	—	38
Others	(17)	(48)	(70)
Decrease (increase) in assets:
Accounts receivable	(92)	(23)	57
Inventories	(20)	(15)	(95)
Others	(74)	(25)	(76)
Increase (decrease) in liabilities:
Suppliers	45	(25)	288
Payroll and related charges	(35)	(3)	22
Income taxes	(79)	—	(22)
Others	(86)	147	(126)

Cash provided by operating activities	431	597	1,071

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	—	(21)
Repayments	3	41	5
Others	1	15	2
Guarantees and deposits	(17)	(24)	(21)
Additions to investments	(1)	(9)	(15)
Additions to property, plant and equipment	(661)	(381)	(877)
Proceeds from disposal of investments	—	—	164
Proceeds from disposals of property, plant and equipment	2	—	7

Cash used in investing activities	(673)	(358)	(756)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	21	44	(100)
Loans
Related parties
Additions	4	3	—
Repayments	(17)	(6)	(18)
Issuances of long-term debt
Related parties	4	—	20
Others	235	665	96
Repayments of long-term debt
Others	(156)	(470)	(390)
Interest attributed to stockholders	—	—	(518)

Cash provided by (used in) financing activities	91	236	(910)

Increase (decrease) in cash and cash equivalents	(151)	475	(595)
Effect of exchange rate changes on cash and cash equivalents	24	(3)	(95)
Initial cash in new consolidated subsidiary	—	26	—
Cash and cash equivalents, beginning of period	1,249	585	1,939

Cash and cash equivalents, end of period	1,122	1,083	1,249

Cash paid during the period for:
Interest on short-term debt	—	(2)	(3)
Interest on long-term debt	(82)	(80)	(82)
Income tax	(79)	—	(108)
Non-cash transactions
Interest capitalized	(15)	(5)	(9)
Income tax paid with credits	(27)	—	—

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three months ended
	March	March	December 31,
	31, 2005	31, 2004	2004
Preferred class A stock (including three special share)

End of the period	1,176	1,055	1,176

Common stock

End of the period	2,121	1,902	2,121

Treasury stock

End of the period	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(3,869)	(4,449)	(4,296)
Change in the period	(22)	(31)	427

End of the period	(3,891)	(4,480)	(3,869)

Unrealized gain on available-for-sale securities
Beginning of the period	95	74	82
Change in the period	21	3	13

End of the period	116	77	95

Total other cumulative comprehensive loss	(3,775)	(4,403)	(3,774)

Appropriated retained earnings
Beginning of the period	4,143	3,035	2,719
Transfer (to) from retained earnings	(17)	(19)	1,424

End of the period	4,126	3,016	4,143

Retained earnings
Beginning of the period	3,315	2,857	4,268
Net income	698	405	721
Interest attributed to stockholders
Preferred class A stock	—	(58)	(90)
Common stock	—	(104)	(160)
Appropriation (to) from reserves	17	19	(1,424)

End of the period	4,030	3,119	3,315

Total stockholders’ equity	8,088	5,099	7,391

Comprehensive income is comprised as follows:
Net income	698	405	721
Cumulative translation adjustments	(22)	(31)	427
Unrealized gain on available-for-sale securities	21	3	13

Total comprehensive income	697	377	1,161

Shares
Preferred class A stock (including three special shares)	415,727,739	415,727,739	415,727,739

Common stock	749,949,429	749,949,429	749,949,429

Treasury stock (1)
Beginning of the period	(14,157,461)	(14,158,059)	(14,157,477)
Sales	136	—	16

End of the period	(14,157,325)	(14,158,059)	(14,157,461)

	1,151,519,843	1,151,519,109	1,151,519,707

Interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	—	0.14	0.22
Common stock	—	0.14	0.22

(1)	As of March 31, 2005, 14,145,510 common shares and 11,815 preferred shares were held in treasury in the amount of $ 88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 7.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Island	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally variable interest entities in which are the primary beneficiary (FASB Interpretation (FIN No. 46) “Consolidation of Variable Interest Entities (revised December 2003)”) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 7).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at March 31, 2005, December 31, 2004 and March 31, 2004 were R$2.6662: US$1.00, R$2.6544: US$1.00 and R$2.9086: US$1.00, respectively.

4	Recently-issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. We do not expect FASB No. 123R to have a significant impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new Statement, which did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. We do not expect EITF Issue No. 03-01 to have any impact on its financial position, results of operations or cash flows.

5	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended
	March	March	December
	31, 2005	31, 2004	31, 2004
Income before income taxes, equity results and minority interests	730	411	970

Federal income tax and social contribution expense at statutory enacted rates	(248)	(139)	(330)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	54	55	65
Exempt foreign income (expenses)	46	14	69
Difference on tax basis of equity investees	(4)	(14)	(135)
Tax incentives	22	9	9
Valuation allowance reversal (provision)	—	—	6
Non-taxable losses on derivative	—	—	(57)
Other non-taxable gains (losses)	17	10	(23)

Federal income tax and social contribution expense in consolidated statements of income	(113)	(65)	(396)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina and aluminum in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relating to potash and aluminum expires in 2013, while incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

6	Inventories

	March	December
	31, 2005	31, 2004
Finished products
Iron ore and pellets	187	205
Manganese and ferroalloys	158	156
Aluminum	51	54
Alumina	16	20
Kaolin	17	17
Others	20	11
Spare parts and maintenance supplies	418	386

	867	849

7	Investments in affiliated companies and joint ventures

	March 31, 2005				Investments		Equity Adjustments			Dividends received
													Quoted
													market
							Three months ended			Three months ended			value
	Participation in		Net	Net income for	March 31,	December	March 31,	March 31,	December	March 31,	March 31,	December	March 31,
	capital (%)		equity	the period	2005	31, 2004	2005	2004	31, 2004	2005	2004	31, 2004	2005
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	1,588	370	182	140	42	18	62	—	13	—	497
Companhia Siderúrgica de Tubarão — CST (1)					—	—	—	17	15	—	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	280	22	140	149	11	(1)	18	20	—	7	—
SIDERAR (cost $15) — available for sale investments	4.85	4.85	—	—	131	110	—	—	—	—	—	—	131

					453	399	53	34	95	20	13	7	628

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	396	38	159	171	15	11	16	28	21	13	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	106	5	58	55	3	3	3	—	2	3	—

					217	226	18	14	19	28	23	16	—

Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (2)	51.11	51.00	65	5	33	30	2	2	4	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	51	4	26	26	2	1	3	1	—	1	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	31	6	16	13	3	1	4	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	37	1	19	18	1	1	2	—	—	—	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	114	23	57	45	12	4	6	—	6	4	—
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	468	69	274	261	34	25	37	20	19	32	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	40	(1)	20	18	—	—	(1)	—	—	—	—
Others	—	—	—	—	21	24	(2)	(1)	—	—	—	—	—

					466	435	52	33	55	21	25	37	—

Logistics
MRS Logística S.A.	37.23	29.35	223	—	65	78	10	6	11	—	—	—	—
Others	—	—	—	—	1	1	—	—	—	—	—	—	—

					66	79	10	6	11	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	20	20	—	(1)	(1)	—	—	—	—

					20	20	—	(1)	(1)	—	—	—	—

Total					1,222	1,159	133	86	179	69	61	60	628

(1)	During 2004 CVRD sold its interest in CST;

(2)	CVRD held a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority under shareholders agreements;

(3)	Investment includes goodwill of $40 in periods presented.

8	Pension costs

	Three months ended
	March	March	December
	31, 2005	31, 2004(*)	31, 2004(*)
Service cost — benefits earned during the period	—	1	—
Interest cost on projected benefit obligation	56	47	47
Expected return on assets	(69)	(53)	(53)
Amortization of initial transitory obligation	3	2	2
Net deferral	(4)	(6)	(6)

Net periodic pension cost	(14)	(9)	(10)

(*) Based on 2004 annual periodic pension cost.

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$217 and US$215, at March 31, 2005 and December 31, 2004, respectively, plus US$34 and US$34, respectively, in current liabilities.

The cost recognized for the three-month ended March 31, 2005, March 31, 2004, and December 31, 2004 relative to the defined contribution element of the New Plan was US$2, in each period.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2004, that we expected to contribute US$16 to our difained benefit pension plan in 2005. As of March 31, 2005, US$5 of our contributions have been made. We do not expect any change in our previous estimate.

9	Commitments and contingencies

(a)	At March 31, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $7, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	6	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	7

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	217	109	221	109
Civil claims	180	77	185	72
Tax — related actions	529	354	502	344
Others	1	6	6	6

	927	546	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

Contingencies settled in the three-month period ended March 31, 2005, and 2004 and December 31, 2004 aggregated US$4, US$23 and US$67, respectively, and additional provisions aggregated US$14, US$13 and US$55, respectively.

Additionally we have possible losses in connection with tax contingencies totaling US$724 at March 31, 2005, for which no provision is maintained.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2005, the remaining contributions towards exploration and development activities totaled $49. In the event that either of us wishes to conduct further exploration and development after having spent such US$205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 22, 2005 we declared a distribution on these “debentures” in the amount of $3, payable as from April 1, 2005.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three months ended (unaudited)
	March	March	December
	31, 2005	31, 2004	31, 2004
Environmental liabilities beginning of period	134	81	91
Accretion expense	4	2	5
Revisions in estimated cash flows	—	—	31
Cumulative translation adjustment	(1)	(1)	7

Environmental liabilities end of period	137	82	134

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum – comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Unaudited)

	As of and for the three months ended
	March 31, 2005							March 31, 2004							December 31, 2004
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	2,059	153	20	445	—	(1,001)	1,676	1,562	34	19	363	—	(735)	1,243	2,111	256	27	455	—	(1,099)	1,750
Gross revenues — Domestic	386	49	228	93	—	(104)	652	287	28	184	59	—	(70)	488	397	45	234	68	—	(66)	678
Cost and expenses	(1,792)	(162)	(158)	(397)	—	1,105	(1,404)	(1,369)	(53)	(128)	(304)	—	805	(1,049)	(1,825)	(242)	(194)	(390)	(1)	1,165	(1,487)
Depreciation, depletion and amortization	(97)	(13)	(9)	(10)	—	—	(129)	(78)	(6)	(7)	(8)	—	—	(99)	(94)	(11)	(5)	(9)	—	—	(119)

Operating (loss) income	556	27	81	131	—	—	795	402	3	68	110	—	—	583	589	48	62	124	(1)	—	822
Financial income	69	1	8	2	—	(51)	29	44	—	4	(17)	1	(20)	12	105	2	4	7	1	(78)	41
Financial expenses	(129)	(1)	(3)	(10)	—	51	(92)	(116)	(1)	(4)	(41)	—	20	(142)	(232)	(3)	(2)	(99)	—	78	(258)
Foreign exchange and monetary gains (losses), net	(5)	3	—	—	—	—	(2)	(32)	—	(5)	(6)	1	—	(42)	232	4	(1)	41	(1)	—	275
Gain on sale of investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8	—	82	—	90
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	52	—	10	18	53	—	133	33	—	6	14	33	—	86	55	—	11	19	94	—	179
Income taxes	(67)	(2)	(5)	(39)	—	—	(113)	(54)	—	(2)	(9)	—	—	(65)	(388)	(3)	(3)	(3)	1	—	(396)
Minority interests	(24)	—	—	(28)	—	—	(52)	(14)	(1)	—	(12)	—	—	(27)	(17)	—	—	(15)	—	—	(32)

Income from continuing operations	452	28	91	74	53	—	698	263	1	67	39	35	—	405	344	48	79	74	176	—	721

Net income	452	28	91	74	53	—	698	263	1	67	39	35	—	405	344	48	79	74	176	—	721

Sales classified by geographic destination:
Export market
America, except United States	216	—	11	106	—	(145)	188	158	—	15	70	—	(103)	140	207	1	19	81	—	(123)	185
United States	126	—	3	78	—	(109)	98	107	—	—	38	—	(66)	79	173	—	6	77	—	(122)	134
Europe	824	50	6	132	—	(359)	653	659	22	4	149	—	(312)	522	836	24	2	164	—	(401)	625
Middle East/Africa/Oceania	124	38	—	6	—	(51)	117	89	—	—	—	—	(26)	63	104	43	—	8	—	(48)	107
Japan	192	6	—	97	—	(79)	216	150	8	—	80	—	(67)	171	182	17	—	95	—	(74)	220
China	399	28	—	26	—	(174)	279	238	4	—	26	—	(97)	171	453	72	—	30	—	(210)	345
Asia, other than Japan and China	178	31	—	—	—	(84)	125	161	—	—	—	—	(64)	97	156	99	—	—	—	(121)	134

	2,059	153	20	445	—	(1,001)	1,676	1,562	34	19	363	—	(735)	1,243	2,111	256	27	455	—	(1,099)	1,750
Domestic market	386	49	228	93	—	(104)	652	287	28	184	59	—	(70)	488	397	45	234	68	—	(66)	678

	2,445	202	248	538	—	(1,105)	2,328	1,849	62	203	422	—	(805)	1,731	2,508	301	261	523	—	(1,165)	2,428

Assets:

Property, plant and equipment, net	6,192	1,403	690	1,255	1	—	9,541	4,646	1,060	455	854	1	—	7,016	5,838	1,386	674	1,164	1	—	9,063
Additions to Property, plant and equipment	368	29	42	109	—	—	548	156	71	132	22	—	—	381	406	208	180	82	1	—	877
Investments in affiliated companies and joint ventures and other investments, net of provision	466	—	66	217	473	—	1,222	353	—	51	207	343	—	954	435	—	79	226	419	—	1,159

Capital employed	5,275	918	682	975	(27)	—	7,823	4,298	245	404	819	28	—	5,794	4,544	1,099	680	976	27	—	7,326

Operating income by product – after eliminations (unaudited)

																			As of and for the three months ended
	March 31, 2005									March 31, 2004									December 31, 2004
		Revenues		Value				Depreciation,			Revenues		Value				Depreciation,			Revenues		Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	865	225	1,090	(30)	1,060	(529)	531	(84)	447	652	174	826	(23)	803	(385)	418	(70)	348	882	251	1,133	(33)	1,100	(519)	581	(78)	503
Pellets	267	74	341	(11)	330	(237)	93	(3)	90	183	52	235	(8)	227	(172)	55	(3)	52	230	71	301	(13)	288	(206)	82	(7)	75
Manganese	16	4	20	(2)	18	(9)	9	—	9	6	3	9	(1)	8	(7)	1	—	1	31	5	36	1	37	(15)	22	—	22
Ferroalloys	102	51	153	(14)	139	(82)	57	(3)	54	91	31	122	(8)	114	(86)	28	(4)	24	116	61	177	(16)	161	(114)	47	(5)	42

	1,250	354	1,604	(57)	1,547	(857)	690	(90)	600	932	260	1,192	(40)	1,152	(650)	502	(77)	425	1,259	388	1,647	(61)	1,586	(854)	732	(90)	642

Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)
Potash	—	30	30	(3)	27	(14)	13	(2)	11	—	23	23	(3)	20	(9)	11	(2)	9	—	35	35	(1)	34	(13)	21	(1)	20
Kaolin	34	5	39	(2)	37	(20)	17	(10)	7	34	5	39	(2)	37	(22)	15	(3)	12	38	7	45	(2)	43	(27)	16	(3)	13
Copper	61	14	75	(3)	72	(40)	32	(8)	24	—	—	—	—	—	—	—	—	—	104	3	107	—	107	(46)	61	(7)	54

	95	49	144	(8)	136	(74)	62	(20)	42	34	28	62	(5)	57	(31)	26	(5)	21	142	45	187	(3)	184	(88)	96	(11)	85

Aluminum
Alumina	114	22	136	(8)	128	(98)	30	(6)	24	98	6	104	(5)	99	(90)	9	(4)	5	131	10	141	(5)	136	(92)	44	(5)	39
Aluminum	191	9	200	(1)	199	(90)	109	(4)	105	150	11	161	—	161	(54)	107	(4)	103	191	9	200	(1)	199	(111)	88	(4)	84
Bauxite	10	—	10	—	10	(9)	1	—	1	15	—	15	—	15	(13)	2	—	2	13	—	13	—	13	(13)	—	—	—

	315	31	346	(9)	337	(197)	140	(10)	130	263	17	280	(5)	275	(157)	118	(8)	110	335	19	354	(6)	348	(216)	132	(9)	123

Logistics
Railroads	—	159	159	(27)	132	(91)	41	(8)	33	—	133	133	(19)	114	(66)	48	(8)	40	—	162	162	(29)	133	(99)	34	(7)	27
Ports	—	46	46	(9)	37	(26)	11	(1)	10	—	38	38	(3)	35	(23)	12	(1)	11	—	47	47	(8)	39	(25)	14	(1)	13
Ships	15	12	27	(2)	25	(25)	—	—	—	11	9	20	(3)	17	(27)	(10)	—	(10)	15	10	25	(2)	23	(46)	(23)	(1)	(24)

	15	217	232	(38)	194	(142)	52	(9)	43	11	180	191	(25)	166	(116)	50	(9)	41	15	219	234	(39)	195	(170)	25	(9)	16
Others	1	1	2	(3)	(1)	(19)	(20)	—	(20)	3	3	6	—	6	(20)	(14)	—	(14)	—	6	6	(2)	4	(48)	(44)	—	(44)

	1,676	652	2,328	(115)	2,213	(1,289)	924	(129)	795	1,243	488	1,731	(75)	1,656	(974)	682	(99)	583	1,751	677	2,428	(111)	2,317	(1,376)	941	(119)	822

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non- measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2005	(37)	(17)	4	(55)	(127)	(232)
Financial settlement	2	3	—	8	10	23
Unrealized gains (losses) in the period	3	2	(1)	(3)	4	5
Effect of exchange rate changes	1	—	—	—	—	1

Unrealized gains (losses) at March 31, 2005	(31)	(12)	3	(50)	(113)	(203)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	—	3	(2)	—	—	1
Unrealized gains (losses) in the period	(5)	(6)	(2)	(18)	(23)	(54)
Effect of exchange rate changes	—	1	—	—	—	1

Unrealized gains (losses) at March 31, 2004	(37)	(48)	1	(36)	(43)	(163)

Unrealized gains (losses) at October 1, 2004	(32)	(31)	1	(37)	(65)	(164)
Financial settlement	4	12	—	—	—	16
Unrealized gains (losses) in the period	(5)	3	3	(14)	(54)	(67)
Effect of exchange rate changes	(4)	(1)	—	(4)	(8)	(17)

Unrealized gains (losses) at December 31, 2004	(37)	(17)	4	(55)	(127)	(232)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008

12	Subsequent Event

a)	On April 7, 2005, we increased our Program of Committed Bank Facilities from US$500 to US$750. However, since the beginning of the Program, in May 2004, we have never made use of the credit lines available.

b)	On April 27, 2005, in an extraordinary shareholders’ meeting, a capital increase of $ 2,659 was approved without issue new shares, via a transfer from appropriated retained earnings.

c)	On April 29, 2005 we paid the first installment of the minimum mandatory dividend for 2005 of US$ 506, equivalent to US$ 0.438 per outstanding preferred and common share. The distribution was made in the form of interest on stockholders’ equity.

* * *

Supplemental Financial Statements

The following unaudited information provides additional details in relation to certain financial ratios.

EBITDA – Earnings Before Interest, Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Selected financial indicators for the main affiliates and joint ventures are available on the Company ´s website, www.cvrd.com.br, under “investor relations”

CVRD’s Consolidated Debt Indices(Additional information — Unaudited)

	As of and for the three months ended
	March 31,		December 31,
	2005	March 31, 2004	2004
Current debt
Current portion of long-term debt — unrelated parties	711	844	730
Short-term debt	118	171	74
Loans from related parties	51	50	52

	880	1,065	856

Long-term debt
Long-term debt — unrelated parties	3,290	3,458	3,214
Loans from related parties	12	3	18

	3,302	3,461	3,232

Gross debt (current plus long-term debt)	4,182	4,526	4,088

Interest paid over:
Short-term debt	—	(2)	(3)
Long-term debt	(82)	(80)	(82)

Interest paid	(82)	(82)	(85)

EBITDA	993	743	1,001
Stockholders’ equity	8,088	5,099	7,391
EBITDA / LTM Interest paid	13.24	11.69	12.41
Gross Debt / LTM EBITDA	1.05	1.86	1.10
Gross debt / Equity Capitalization (%)	36	47	36

Financial expenses
Third party — local debt	(10)	(13)	(11)
Third party — foreign debt	(38)	(43)	(52)
Related party debt	(2)	(2)	—

Gross interest	(50)	(58)	(63)
Labor and civil claims and tax-related actions	(11)	(6)	(11)
Tax on financial transactions — CPMF	(9)	(4)	(11)
Derivatives (Interest rate / Currencies)	2	(34)	6
Derivatives (gold / alumina / aluminum)	3	(25)	(73)
Others	(27)	(15)	(106)

	(92)	(142)	(258)

Financial income
Cash and cash equivalents	14	9	20
Others	15	3	21

	29	12	41

Financial expenses, net	(63)	(130)	(217)

Foreign exchange and monetary gain (losses) on liabilities	(30)	(65)	370
Foreign exchange and monetary gain (losses) on assets	28	23	(95)

Foreign exchange and monetary gain (losses), net	(2)	(42)	275

Financial result, net	(65)	(172)	58

Calculation of EBITDA (Additional information — Unaudited)

	As of and for the three months ended
	March	March	December 31,
	31, 2005	31, 2004	2004
Operating income	795	583	822
Depreciation	129	99	119

	924	682	941

Write-down of assets	—	—	—
Dividends received	69	61	60

EBITDA	993	743	1,001

Net operating revenues	2,213	1,656	2,317
Margin EBITDA	44.9%	44.9%	43.2%
Margin EBIT	35.9%	35.2%	35.5%

Adjusted EBITDA x Operating Cash Flows (Additional information — Unaudited)

	As of and for the three months ended
	March 31, 2005		March 31, 2004		December 31, 2004
		Operating		Operating		Operating
		cash		cash		cash
	EBITDA	flows	EBITDA	flows	EBITDA	flows
Net income	698	698	405	405	721	721
Income tax	(47)	(47)	(32)	(32)	386	386
Income tax cash	160	—	97	—	10	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(133)	(133)	(86)	(86)	(179)	(179)
Foreign exchange and monetary losses	2	27	42	45	(275)	(106)
Financial expenses	63	(2)	130	(14)	217	38
Minority interests	52	52	27	27	32	32
Gain on sold of investments	—	—	—	—	(90)	(90)
Net working capital	—	(341)	—	56	—	48
Others	—	(21)	—	36	—	42

Operating income	795	233	583	437	822	892
Depreciation, depletion and amortization	129	129	99	99	119	119
Dividends received	69	69	61	61	60	60
Impairment of property, plant and equipment	—	—	—	—	—	—

	993	431	743	597	1,001	1,071

Operating cash flows		431		597		1,071

Income tax		160		97		10
Foreign exchange and monetary losses		(25)		(3)		(169)
Financial expenses		65		144		179
Net working capital		341		(56)		(48)
Others		21		(36)		(42)

EBITDA		993		743		1,001

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	José Bernardo de Medeiros Neto
Chairman

Arlindo Magno de Oliveira	Marcelo Amaral Moraes

Eduardo Fernando Jardim Pinto	Oswaldo Mário Pêgo de Amorim Azevedo

Erik Persson	Joaquim Vieira Ferreira Levy

Francisco Augusto da Costa e Silva

Jaques Wagner
Executive Officers
Hiroshi Tada
Roger Agnelli
Mário da Silveira Teixeira Júnior	Chief Executive Officer

Oscar Augusto de Camargo Filho	Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and
Renato da Cruz Gomes	Business Development

Jorge Luiz Pacheco	José Carlos Martins
Executive Officer for Ferrous Minerals

Advisory Committees of the Board of Directors	Carla Grasso
Executive Officer for Human Resources and
Audit Committee	Corporate Services
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho	José Lancaster
Inácio Clemente da Silva	Executive Officer for Non-Ferrous Minerals
Paulo Roberto Ferreira de Medeiros
Fábio de Oliveira Barbosa
Executive Development Committee	Chief Financial Officer
Arlindo Magno de Oliveira
Francisco Valadares Póvoa	Gabriel Stoliar
João Moisés de Oliveira	Executive Officer for Planning
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho
Otto de Souza Marques Junior
Finance Committee	Chief Officer of Control Department
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Accountant
Wanderley Rezende de Souza	CRC-RJ 093892/O-3

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Date: May 17, 2005		Fabio de Oliveira Barbosa
Chief Financial Officer